DLA Piper LLP (US) 555 Mission St. #2400 San Francisco, California 94105 www.dlapiper.com

September 21, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attention: Erin Purnell and Jay Ingram

Re:	Parabellum Acquisition Corp.

Amendment No. 7 to Registration Statement on Form S-1

Filed September 16, 2021

File No. 333-254763

Dear Ms. Purnell and Mr. Ingram:

Set forth below are responses to the comments that were provided by the Commission’s staff to our client, Parabellum Acquisition Corp. (the “Company”), by your letter dated September 20, 2021 (the “Comment Letter”), regarding the above-referenced filing (collectively, the “Registration Statement”).

The text of the comment in the Comment Letter is included in the Company’s response for your reference.

In addition to the responses to the Commission’s comments, concurrently with the filing of this letter, the Company will file Amendment No. 8 to the Registration Statement on Form S-1 (the “Amended Registration Statement”) reflecting the Commission’s requested disclosure edits and adding exhibits to the Registration Statement.

Comment 1. Please revise your subsequent events footnote to reflect that management evaluated subsequent events through September 15, 2021 rather than August 13, 2021:

Response: In response to the staff’s comment, the Company has revised the disclosure as requested on page F-16 of the Amended Registration Statement.

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The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have any questions regarding the matters discussed above, please telephone the undersigned, outside counsel to the Company, at (415) 615-6095 or via email at Jeffrey.Selman@us.dlapiper.com.

Sincerely,

/s/ Jeffrey Selman

Jeffrey Selman

cc: Narbeh Derhacobian

Enclosures